Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Three Months Ended March 31,	2004	2003
Numerator:
Net Income	$12,340	$13,637
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	35,692	35,968

Unvested shares of Recognition and Retention Plan	41	54
Common stock equivalents due to the dilutive effect of stock options	1,130	1,375
Average shares outstanding utilized in the calculation of diluted earnings per share	36,863	37,397

Note:  All shares amounts stated reflect the Company's 3-for-2 stock split in the form of 50% stock dividend that was paid on March 16, 2004.